NYER MEDICAL GROUP, INC.
13 Water Street
Holliston, Massachusetts 01746

March 4, 2009
Via IDEA and Fax

Mail Stop 3561

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
100 F Street, North East
Washington, DC 20549

Re:	Nyer Medical Group, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended June 30, 2008 Filed October 10, 2008 File No. 0-20175

Dear Mr. Reynolds:

We are in receipt of your letter dated February 18, 2009, and will respond to your comments item by item.

General:
1.  Comment:  “In future filings, please revise to provide the charter and related information required by Item 407(c)(1)-(2), 407(d)(1), and 407(e)(l)-(2) of Regulation S-K.”

Response:  The Company respectfully believes that this information is not required to be included in a Form 10-K.  While Items 10 and 11 of Form 10-K do require compliance with certain subsections of Regulation S-K, Item 407, these Items do not list the subsections cited in the Staff’s comment.  Those are only applicable to the Company’s proxy statement (and were included as such).

2.  Comment:  “In this regard, we note that your proxy statement filed on January 8, 2008, includes some Part III information not included in the Form 10-K for the same fiscal year.  Please confirm that future Form 10-K filings will clarify which information, if any, is incorporated by reference pursuant to General Instruction G of the Form 10-K.”

Response:  As noted in the Company’s prior response, the Company believes that it has included all required information in Part III of its Form 10-K directly and therefore did not incorporate any of the sections of the proxy statement by reference.

Mr. John Reynolds
March 4, 2009

Executive Compensation, page 61:
3. Comment:  “We note the Form 10-K filed on October 12, 2007, and exhibit 10.21, which describes non-equity incentive payments under Mr. Dumouchel’s employment agreement in the event income before taxes and other items is greater than $450,000.  We also note the Form 8-K filed on February 8, 2008, and exhibit 10.1, which describes Mr. Dumouchel’s revised employment agreement and payments in the event income before taxes and other items is greater than $450,000.  As the company experienced negative income before income taxes and minority interest in 2008, it is unclear why the non-equity incentive plan compensation column of the summary compensation table indicates payments were made to named executive officers.  With a view to disclosure in future filings, please advise us of the terms governing the non-equity incentive plan payments, and any waivers or modifications of any performance targets.  See Item 402(c)(3) of Regulation S-B.”

Response:  Exhibit 10.1 to the Form 8-K filed on February 8, 2008, in Paragraph 3, “Compensation,” (b), “Bonus,” describes payments based on the income of D.A.W., Inc., a subsidiary of the Company, not Nyer Medical Group, Inc., the registrant.   D.A.W., Inc. met the income requirements for payment of the bonus.

Transactions with Related Persons, page 71:
4.  Comment:  “It appears that Mr. Dumouchel and others were employees and shareholders of D.A.W. at the time of the registrant’s purchase of the remaining 20% of D.A.W.’s equity.  With a view to disclosure in future filings, please advise us whether the purchase is a related person transaction under Item 404 of Regulation S-B.”

Response:  The purchase of the remaining 20% of D.A.W.’s equity is a related person transaction under Item 404 of Regulation S-B (now Regulation S-K).  We will more clearly identify it as such in future filings.

Signatures, page 76:

5.  Comment:  “Please include the signature of your controller or principal accounting officer as required by Form 10-K.  If the signatures now include that of your controller or principal accounting officer, but the signature page does not indicate that the signor occupies that position, please confirm that your controller or principal accounting officer has signed and that in future filings you will indicate each capacity in which the officers are signing.  See Instruction D(2)(b) to Form 10-K.”

Response:  The Chief Financial Officer, VP of Finance, Treasurer and Secretary, Karen Wright, was also the Company’s chief accounting officer at the time of filing the Form 10-K for the fiscal year ended June 30, 2008.  She signed such Form 10-K.  In future filings, we will indicate each capacity in which the officers are signing.

In connection with the Company’s responses to your comments the Company acknowledges that:

Mr. John Reynolds
March 4, 2009

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert such comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please contact us at (508) 429-8506 or via fax at (508) 429-8237.

Sincerely,

NYER MEDICAL GROUP, INC.

/s/ Mark A. Dumouchel
Mark A. Dumouchel
President and CEO